Form51-102F3
MaterialChangeReport

Item 1 Name and Address of Company

Augusta Resource Corp. (TSX/NYSE: AZC)(“Augusta” or the “Company”)
Suite 600 - 837 West Hastings Street
Vancouver, British Columbia V6C 3N6

Item 2 Date of Material Change

April 19, 2013

Item 3 News Release

The news release was disseminated on April 19, 2013 by CNW.

Item 4 Summary of Material Change

Augusta is pleased to announced today that its board of Directors (the “Board”) has adopted a shareholder rights plan (the “Rights Plan”) and an advance notice policy (the “Policy”).

Item 5 Full Description of Material Change

See attached Press Release. The description in the attached Press Release is only a summary of the Rights Plan and the Policy. Reference is made to the full terms of (1) the agreement constituting the Rights Plan and (2) the Policy, a copy of each of which documents has been filed on SEDAR.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

None

Item 8 Executive Officers

Purni Parikh, Vice President, Corporate Secretary at (604) 687-1717.

Item 9 Date of Report

April 25, 2013

NEWS RELEASE

Augusta Resource Adopts Shareholder Rights Plan and
Advance Notice Policy

Vancouver, B.C., April 19, 2013 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “the Company”) announced today that its board of Directors (the “Board”) has adopted a shareholder rights plan (the “Rights Plan”) and an advance notice policy.

Rights Plan

The Rights Plan is intended to ensure, to the extent possible, that all holders of common shares of the Company and the Board have adequate time to consider and evaluate any unsolicited take-over bid for the common shares of the Company, provide the Board with adequate time to identify, solicit, develop and negotiate value-enhancing alternatives, as considered appropriate, to any unsolicited take-over bid and encourage the fair treatment of the Company’s shareholders in connection with any unsolicited take-over bid.

The Rights Plan became effective at 8:00 a.m. (Toronto time) today (the “Effective Time”), and one right will be issued in respect of each common share of the Company outstanding at 5:00 p.m. (Vancouver time) on April 30, 2013 and each common share issued thereafter. The rights will become exercisable if at any time following the Effective Time a person, together with its affiliates, associates and joint actors, acquires or announces an intention to acquire beneficial ownership of common shares which, when aggregated with its holdings, total 15% or more of the outstanding common shares of the Company (determined in the manner set out in the Rights Plan). Following the acquisition of 15% or more of the outstanding common shares, each right held by a person other than the acquiring person and its affiliates, associates and joint actors would, upon exercise, entitle the holder to purchase common shares at a substantial discount to the market price of the common shares at that time.

The Board has the discretion to defer the time at which the rights become exercisable and to waive the application of the Rights Plan.

The Rights Plan permits the acquisition of control of the Company through a “permitted bid”, a “competing permitted bid” or a negotiated transaction. A permitted bid is one that, among other things, is made to all holders of common shares for all of their shares, is open for a minimum of 60 days and is subject to an irrevocable minimum tender condition of at least 50% of the common shares held by independent shareholders.

The Board is aware of the recent accumulation of common shares of the Company by HudBay Minerals Inc. (“HudBay Minerals”). To the best knowledge of the Board, HudBay Minerals currently beneficially owns approximately 15.03% of the outstanding common shares of the Company. Although that existing share ownership is grandfathered under the terms of the Rights Plan, any share acquisitions by HudBay Minerals following the Effective Time will be required to be completed in compliance with the provisions of the Rights Plan. The Company is not aware of any specific take-over bid for the Company that has been made or is contemplated, either by HudBay Minerals or any other party.

The Board considered a number of factors in adopting the Rights Plan and, in particular, its 15% triggering threshold. At this time of global market uncertainty, the Board believes that there is a much greater risk of a predatory acquisition timed to take advantage of share price weakness tied to fluctuations in the copper price. The Board believes that the Rights Plan’s 15% triggering threshold will give the Board a substantially greater opportunity to run a value maximizing auction process in the event that the Company is put in play through a hostile take-over bid than would be the case if one or more shareholders held share positions approximating 20%.

Richard Warke, Executive Chairman of Augusta, commented, "Various members of our Board are highly experienced in public company change of control transactions. We understand the need to have a more level playing field if Augusta is put in play, especially in these difficult market conditions, ensuring that we have a real opportunity to run an auction and capture value for our shareholders. We are not aware of any pending hostile bid, but in our view it is incumbent on our Board to be prepared. We are not willing to allow a predatory buyer to take advantage of these market conditions to acquire our world class Rosemont copper project at less than fair value."

The Rights Plan will be submitted to the shareholders of the Company for ratification at a meeting to be held within the next six months of the date of adoption. If the Rights Plan is not ratified by the shareholders, the Rights Plan and any rights issued pursuant to it will terminate. If the Rights Plan is ratified, it will continue in effect until the third annual meeting of shareholders thereafter. The Rights Plan is subject to acceptance by the Toronto Stock Exchange. A copy of the Rights Plan will be available on SEDAR at www.sedar.com.

Advance Notice Policy

The Board has adopted an advance notice policy (the "Policy") in order to facilitate an orderly and efficient annual general or, where the need arises, special meeting, ensure that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees, and allow shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

Among other things, the Policy fixes a deadline by which holders of record of common shares of Augusta must submit director nominations to the Secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the Secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Policy is effective and in full force and effect as of April 18, 2013. In accordance with the terms of the Policy, the Policy will be put to shareholders of the Company for approval at the next annual meeting which is currently scheduled for June 20, 2013, and if the policy is not confirmed at the annual meeting by ordinary resolution of shareholders, the Policy will terminate and be of no further force and effect following the termination of the annual meeting. A copy of the Policy will be available on SEDAR at www.sedar.com.

ABOUT AUGUSTA

Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Contact Information
Augusta Resource Corporation

Letitia Cornacchia, Vice President,
Investor Relations and Corporate Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: expectations surrounding, short term financing, future project financings or refinancing; the Company’s plans at the Rosemont Project including timing for final permits and construction; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 25, 2013. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.